 Table of Contents

EXHIBIT 12(b)

	6 Months Ended June 30, 2006	6 Months Ended June 30, 2005	12 Months Ended December 31,
			2005	2004	2003	2002	2001
Income before equity in earnings of unconsolidated joint ventures, minority interests, discontinued operations and loss on sale of real estate	10,341,000	12,864,000	26,394,000	34,091,000	13,437,000	6,534,000	2,480,000
Add:
Distributed income of unconsolidated joint ventures	410,000	430,500	821,500	988,610	753,000	371,500	10,500
Amortization of capitalized interest	164,000	138,000	292,110	272,160	266,130	261,900	256,740
Interest expense	19,923,870	16,394,599	42,926,499	35,117,327	26,486,266	28,459,805	30,471,907
Portion of rent expense – interest factor	444,749	430,178	869,205	864,050	723,154	654,247	643,528
Income as adjusted	31,283,619	30,257,277	71,303,314	71,333,146	41,665,550	36,281,452	33,862,675
Fixed Charges
Interest expense	19,923,870	16,394,599	42,926,499	35,117,327	26,486,266	28,459,805	30,471,907
Capitalized interest and capitalized amortization of debt issue costs	1,234,000	120,000	711,000	212,000	149,000	180,000	583,000
Portion of rent expense – interest factor	444,749	430,178	869,205	864,050	723,154	654,247	643,528
Preferred dividends	2,621,000	—	538,000	—	806,000	1,771,000	1,771,000
Total combined fixed charges and
preferred share dividends	24,223,619	16,944,777	45,044,704	36,193,377	28,164,420	31,065,052	33,469,435
Ratio of earnings to combined fixed charges and preferred share dividends	1.3	1.8	1.6	2.0	1.5	1.2	1.0